As filed with the Securities and Exchange Commission on August 2, 2004

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THORNBURG MORTGAGE, INC.

(Exact name of registrant as specified in its charter)
150 Washington Avenue, Suite 302
Santa Fe, New Mexico 87501
(505) 989-1900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MARYLAND	85-0404134
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Larry A. Goldstone
President and Chief Operating Officer
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, New Mexico 87501
(505) 989-1900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael B. Jeffers
Dechert LLP
4675 MacArthur Court, Suite 1400
Newport Beach, California 92660

Approximate date of commencement of proposed sale to the public: as soon as effective

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title Of Each Class of		Proposed Maximum	Proposed Maximum
Securities to Be	Amount To Be	Offering Price Per	Aggregate Offering	Amount of Registration
Registered	Registered	Share (1)	Price (1)	Fee (2)
Common Stock (3)	8,297,189	$27.35	$226,928,120	$28,752

(1)	Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the amount of the registration fee, on the basis of the average of the high and low sales prices of the Common Stock reported on the New York Stock Exchange on July 29, 2004.

(2)	Pursuant to Rule 429 under the Securities Act, the Prospectus included herein also relates to 3,702,811 shares of Common Stock previously registered for sale by the registrant pursuant to the Registration Statement on Form S-3, filed on June 16, 2003, File No. 333-106166 (the “Prior Registration Statement”). The filing fees associated with such shares registered pursuant to the Prior Registration Statement were paid at the time of filing of the Prior Registration Statement.

(3)	Includes accompanying preferred stock purchase rights, for which no separate consideration will be paid.

PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS CONSTITUTING A PART OF THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS AND RELATES TO SECURITIES OF THORNBURG MORTGAGE, INC. REGISTERED PURSUANT TO A REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-106166).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED AUGUST 2, 2004

Preliminary Prospectus

THORNBURG MORTGAGE, INC.
DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN

12,000,000 SHARES OF COMMON STOCK

     The Dividend Reinvestment and Stock Purchase Plan (the “Plan”) of Thornburg Mortgage, Inc. provides existing shareholders of our common stock (“Common Stock”) and interested new investors with a convenient and cost effective method to purchase shares of our Common Stock. Existing shareholders of Common Stock (“Shareholders”) may purchase additional shares of Common Stock by reinvesting cash dividends received on all or a portion of their holdings of Common Stock or by making optional cash purchases of Common Stock (“Optional Cash Purchases”). Interested investors who are not currently Shareholders may make initial cash purchases of Common Stock (“Initial Cash Purchases”). The price to be paid for each share of Common Stock purchased directly from us under the Plan will be a price equal to the market price of Common Stock as described herein less a discount ranging from 0% to 5%. The price of the shares of Common Stock purchased in the open market will be a price equal to the market price of Common Stock as described herein without any discount.

     This prospectus relates to the offer and sale of 12,000,000 authorized but unissued shares of Common Stock under the Plan, including 3,702,811 shares of Common Stock that were previously registered but not sold. Participants in the Plan should retain this prospectus for future reference. Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “TMA”.

     Plan Highlights:

•	Any registered Shareholder may elect to participate in the Plan.

•	Full or partial dividend reinvestment options, and optional cash purchases, for Shareholders.

•	Interested investors who are not currently Shareholders may make initial cash purchases of Common Stock.

•	A discount ranging from 0% to 5% and no commissions charged on shares purchased directly from us.

•	No commissions or brokerage fees on shares purchased in the open market unless in excess of 5%.

•	Certificate safekeeping in book entry form at American Stock Transfer & Trust Company, the Plan’s administrator, at no charge to participant.

     Investing in our Common Stock involves risks. Please review carefully the risk factors beginning on page 7 of this prospectus before enrolling in the Plan. You should also review the documents incorporated by reference in this prospectus for additional information you should consider.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     No person has been authorized to give any information or to make any representations not contained in this prospectus regarding us or the offering made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither delivery of this prospectus nor any sale made hereunder shall create an implication that information contained herein is correct as of any time subsequent to the date hereof.

The date of this prospectus is ______, 2004.

     The Plan supercedes and replaces our Dividend Reinvestment and Stock Purchase Plan, dated June 24, 2003 (the “Prior Plan”). All participants in the Prior Plan will automatically be enrolled in the Plan. If you are a participant in the Prior Plan and, after reviewing this prospectus, you do not wish to be enrolled in the Plan, please contact the Plan’s administrator.

FORWARD-LOOKING INFORMATION

     This prospectus contains or incorporates by reference certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are based on our current expectations, estimates and projections. Pursuant to those sections, we may obtain a “safe harbor” for forward-looking statements by identifying those statements and by accompanying those statements with cautionary statements, which identify factors that could cause actual results to differ from those expressed in the forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “believe,” “anticipate,” “intend,” “aim,” “expect,” “will,” and similar words identify forward-looking statements. Such statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections.

     Important factors that may impact our actual results or may cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf include, but are not limited to, changes in interest rates, changes in the yield curve, changes in prepayment rates, changes in the supply of mortgage-backed securities, our ability to obtain financing and the terms of any financing that we do obtain. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, please review the risk factors beginning on page 7 of this prospectus. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

THE COMPANY

General

     We are a single-family residential mortgage lender that originates, acquires and retains investments in adjustable and variable-rate mortgage (“ARM”) assets, thereby providing capital to the single-family residential housing market. Our ARM assets are comprised of traditional ARM and hybrid ARM securities and loans. Traditional ARM securities and loans have interest rates that reprice in a year or less while hybrid ARM securities and loans have a fixed interest rate for an initial period, generally three to ten years, and then convert to traditional ARM securities and loans for their remaining terms to maturity. ARM securities represent interests in pools of ARM loans, which are publicly rated and include guarantees or other third party credit enhancements against losses from loan defaults. ARM loans consist of securitized ARM loans, ARM loans collateralizing long-term debt and ARM loans held for securitization (“ARM Loans”). Like traditional banking institutions, our income is generated primarily from the net spread or difference between the interest income we earn on our ARM assets and the cost of our borrowings. Our strategy is to maximize the long-term sustainable difference between the yield on our investments and the cost of financing these assets, and to maintain that difference through interest rate and credit cycles.

     While we are not a bank or savings and loan institution, our business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. We finance the purchases and originations of our ARM assets with equity capital, unsecured debt, short-term borrowings such as reverse repurchase agreements, whole loan financing facilities, asset-backed commercial paper liquidity notes, collateralized debt obligations (“CDOs”) and other collateralized financings that we may establish with approved institutional lenders. When we borrow short-term or floating-rate funds to finance our hybrid ARM assets, we also enter into interest rate hedging transactions, which fix our borrowing costs during the fixed-rate period of the hybrid ARM asset. We have a policy to operate with an “Adjusted Equity-to-Assets Ratio,” a non-GAAP measurement, of at least 8% and we typically operate with a 9% to 10% Adjusted Equity-to-Assets Ratio. (Please refer to our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q incorporated by reference in this prospectus, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Utilization,” for a calculation of our most recent Adjusted Equity-to-Assets Ratio.) Since all of the assets we hold are ARM assets and we pursue a matched funding strategy, we believe our exposure to changes in interest rates can be prudently managed. Moreover, we focus on acquiring primarily high quality assets to ensure our access to financing. Similarly, we maintain strict credit underwriting standards and have experienced minimal credit losses on our loan portfolio since we began acquiring loans in 1997. Our low cost operating structure has resulted in operating costs well below those of other mortgage originators. We believe our corporate structure differs from most lending institutions in that we are organized for tax purposes as a real estate investment trust (“REIT”) and, therefore, pay substantially all of our earnings in the form of dividends to shareholders, without paying federal or state income tax at the corporate level.

     Portfolio Strategies

     Our business strategy is to acquire and originate ARM assets to hold in our portfolio, fund them using equity capital and borrowed funds, and generate earnings from the difference, or spread, between the yield on our assets and our cost of borrowing.

     We acquire ARM assets from investment banking firms, broker-dealers and similar financial institutions that regularly make markets in these assets. We also acquire ARM assets from other mortgage providers, including mortgage bankers, banks, savings and loan institutions, home builders and other firms involved in originating, packaging and selling mortgage loans. We believe we have a competitive advantage in acquiring and investing in these ARM assets due to the low cost of our operations relative to traditional mortgage investors and originators.

     We originate ARM loans for our portfolio through our correspondent lending program and we originate loans direct to consumers through our wholly owned mortgage loan origination subsidiary, Thornburg Mortgage Home Loans, Inc. (“TMHL”). Currently, TMHL is authorized to lend in all 50 states and the District of Columbia. We believe that diversifying our sources for ARM Loans and ARM securities will enable us to consistently find attractive opportunities to acquire or create high quality assets at attractive yields and spreads for our portfolio.

     We have a focused portfolio lending investment policy designed to minimize credit risk and interest rate risk. Our mortgage assets portfolio may consist of ARM securities guaranteed by an agency of the federal government (“Ginnie Mae”) or a government-sponsored corporation or federally-chartered corporation (“Fannie Mae” or “Freddie Mac”) (collectively, “Agency Securities”), or privately issued (generally publicly registered) ARM pass-through securities, multi-class pass-through securities, floating-rate classes of collateralized mortgage obligations (“CMOs”), “A” or prime quality ARM loans that we intend to securitize, securities issued by others where we have purchased all of the resulting classes, fixed-rate mortgage-backed securities (“MBS”) with an expected duration of one year or less or other short-term investments that either mature within one year or have an interest rate that reprices within one year.

     Our investment policy requires that we invest at least 70% of total assets in High Quality ARM assets and short-term investments. High Quality means:

(1)	Agency Securities; or

(2)	ARM securities and securitized ARM loans which are rated within one of the two highest rating categories by at least one of Standard & Poor’s, Inc. or Moody’s Investors Service, Inc. (the “Rating Agencies”); or

(3)	securities and securitized loans that are unrated or whose ratings have not been updated but are determined to be of comparable quality (by the rating standards of at least one of the Rating Agencies) to a High Quality rated mortgage security, as determined by our manager, Thornburg Mortgage Advisory Corporation (the “Manager”) and approved by our Board of Directors; or

(4)	the portion of ARM loans that have been deposited into a trust and have received a credit rating of AA or better from at least one Rating Agency.

     The remainder of our ARM portfolio, comprising not more than 30% of total assets, may consist of Other Investment assets, which may include:

(1)	adjustable or variable rate pass-through certificates, multi-class pass-through certificates or CMOs backed by loans that are rated at least Investment Grade at the time of purchase. “Investment Grade” generally means a security rating of BBB, Baa or better by at least one of the Rating Agencies; or

(2)	ARM loans collateralized by first liens on single-family residential properties, generally underwritten to “A” quality standards, and acquired for the purpose of future securitization; or

(3)	fixed-rate mortgage loans collateralized by first liens on single-family residential properties originated for sale to third parties; or

(4)	real estate properties acquired as a result of foreclosing on our ARM Loans; or

(5)	as authorized by our Board of Directors, ARM securities rated less than Investment Grade that are created as a result of our loan acquisition and securitization efforts or are acquired as part of a loan securitization effected by third parties in which we purchase all of the classes of the loan securitization, and that equal an amount no greater than 17.5% of shareholders’ equity, measured on a historical cost basis.

     Our ARM assets include investments in hybrid ARM assets, which are typically 30-year loans with a fixed rate of interest for an initial period, generally 3 to 10 years, and then convert to an adjustable-rate for the balance of their term. We limit our ownership of hybrid ARM assets with fixed-rate periods of greater than five years to no more than 20% of our total assets. We also have a policy to maintain a net duration, or duration gap, of one year or less on our hybrid ARM assets (including commitments to purchase hybrid ARM assets), related borrowings and hybrid hedging instruments, such as interest rate swap agreements (“Swap Agreements”), interest rate cap agreements (“Cap Agreements”) and Eurodollar futures contracts (“Eurodollar Transactions” and together with Swap Agreements and Cap Agreements, “Hybrid Hedging Instruments”). We use Hybrid Hedging Instruments as hedges to fix, or cap, the interest rates on the short-term borrowings and CDOs financing our hybrid ARM assets.

     To mitigate the adverse effect of an increase in prepayments on our ARM assets, we emphasize the purchase of ARM assets at prices close to or below par. We amortize any premiums paid for our assets over their expected lives using the effective yield method of accounting. To the extent that the prepayment rate on our ARM assets differs from expectations, our net interest income will be affected. Prepayments generally increase when mortgage interest rates fall below the interest rates on ARM loans. To the extent there is an increase in prepayment rates, resulting in a shortening of the expected lives of our ARM assets, our net income and, therefore, the amount available for dividends could be adversely affected.

     We believe that our status as a mortgage REIT makes an investment in our equity securities attractive for tax-exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and Individual Retirement Accounts. We do not invest in real estate mortgage investment conduit (“REMIC”) residuals or other CMO residuals that would result in the creation of excess inclusion income or unrelated business taxable income.

     Acquisition, Securitization and Retention of Traditional ARM and Hybrid ARM Loans

     We acquire and originate “A” quality mortgage loans through TMHL from three sources: (i) correspondent lending, (ii) direct retail loan originations, and (iii) bulk acquisitions. Correspondent lending involves acquiring individual loans from correspondent lenders whom we have approved and who originate the individual loans using our product pricing, underwriting criteria and guidelines, or criteria and guidelines that we have approved. Direct retail loan originations are loans that we originate through intermediaries such as financial advisors, corporate affinity clients and home builders or directly to consumers via the Internet or by telephone. Bulk acquisitions involve acquiring pools of whole loans, which are originated using the seller’s guidelines and underwriting criteria. The loans we acquire or originate are financed through warehouse borrowing arrangements pending securitization for our portfolio.

     The loans acquired or originated by TMHL are first lien, single-family residential traditional ARM and hybrid ARM loans with original terms to maturity of not more than forty years and are either fully amortizing or are interest-only up to ten years, and fully amortizing thereafter.

     All ARM loans that we acquire or originate for our portfolio bear an interest rate tied to an interest rate index. Most loans have periodic and lifetime constraints on how much the loan interest rate can change on any predetermined interest rate reset date. The interest rate on each traditional ARM loan resets monthly, semi-annually or annually. The traditional ARM loans generally adjust to a margin over a U.S. Treasury index or a LIBOR index.

The hybrid ARM loans have a fixed rate for an initial period, generally 3 to 10 years, and then convert to traditional ARM loans for their remaining term to maturity.

     We acquire and originate ARM loans for our portfolio with the intention of securitizing them into pools of High Quality ARM securities and retaining them in our portfolio as securitized ARM loans. Alternatively, we may also use our loans as collateral for CDOs. In order to facilitate the securitization or financing of our loans, we generally create subordinate certificates, which provide a specified amount of credit enhancement. Upon securitization, we generally retain the securities issued, including the subordinate certificates, and either finance them in the repurchase agreement market or through the issuance of CDOs in the capital markets. Our investment policy limits the amount we may retain of these below Investment Grade subordinate certificates, and subordinate classes that we purchase in connection with a whole pool securitization effected by third parties, to 17.5% of shareholders’ equity, measured on a historical cost basis.

     We believe the acquisition and origination of ARM loans for securitization benefits us by providing: (i) greater control over the quality and types of ARM assets acquired; (ii) the ability to acquire ARM assets at lower prices, so that the amount of the premium to be amortized will be reduced in the event of prepayment; (iii) additional sources of new whole-pool ARM assets; and (iv) generally higher yielding investments in our portfolio.

     We offer a loan modification program on all loans we originate and certain loans we acquire. We believe this program promotes customer retention and reduces loan prepayments. Under the terms of this program, a borrower pays a fee to modify the mortgage loan to any then-available hybrid or traditional ARM product that we offer at the offered retail interest rate plus 1/8%.

     Financing Strategies

     We finance our ARM assets using equity capital, unsecured debt, short-term borrowings such as reverse repurchase agreements, whole loan financing facilities, CDOs, and other collateralized financings that we may establish with approved institutional lenders. In July 2004, we also began using an asset-backed commercial paper facility to finance ARM assets. See “Hedging Strategies” below for a discussion of how we convert short-term borrowings into long-term fixed-rate financing for purposes of managing our interest rate risk. Reverse repurchase agreements involve a simultaneous sale of pledged assets to a lender at an agreed-upon price in return for the lender’s agreement to resell the same assets back to us at a future date (the maturity of the borrowing) at a higher price. The price difference is the cost of borrowing under these agreements. Because we borrow money under these agreements based on the fair value of our ARM assets, our borrowing ability under these agreements could be limited and lenders could initiate margin calls in the event of interest rate changes or if the value of our ARM assets declines for other reasons.

     We generally enter into two types of reverse repurchase agreements: variable rate term reverse repurchase agreements and fixed-rate reverse repurchase agreements. Our variable rate term reverse repurchase agreements are financings with original maturities ranging from one to twenty-five months. The interest rates on these variable rate term reverse repurchase agreements are generally indexed to either the one-month or three-month LIBOR rate, and reprice accordingly. The fixed-rate reverse repurchase agreements have original maturities generally ranging from 30 to 180 days. Generally, upon repayment of each reverse repurchase agreement, we immediately pledge the ARM assets used to collateralize the financing to secure a new reverse repurchase agreement.

     We have also financed the purchase of ARM assets by issuing floating-rate and fixed-rate CDOs in the capital markets, which are collateralized by ARM loans that are placed in a trust. The trust pays the principal and interest payments on the debt out of the cash flows received on the collateral. This structure enables us to make more efficient use of our capital because the capital requirement to support these financings is less than the amount required to support the same amount of financings in the reverse repurchase agreement market. These transactions are a permanent form of financing and are not subject to margin calls.

     We also have financing facilities, or credit lines, for whole loans. A whole loan is the actual mortgage loan evidenced by a note and secured by a mortgage or deed of trust. We use these whole loan financing facilities to finance our acquisition of whole loans while we are accumulating loans for securitization.

     We have issued senior unsecured notes (“Senior Notes”) in the amount of $255 million. The Senior Notes bear interest at 8.0%, payable each May 15 and November 15, and mature on May 15, 2013. The Senior Notes are redeemable at a declining premium, in whole or in part, beginning on May 15, 2008, and at par beginning on May 15, 2011. The Senior Notes may also be redeemed under limited circumstances on or before May 15, 2006.

     On June 30, 2004, we established a new $5 billion asset-backed commercial paper facility, which will provide us with an alternative way to finance our high quality ARM securities portfolio. Through a bankruptcy-remote facility, we will issue asset-backed commercial paper in the form of secured liquidity notes that have been rated P-1 by Moody’s Investors Service and F1+ by Fitch Ratings to money market investors. The notes are generally collateralized by Agency Securities and AAA-rated, adjustable-rate MBS that we have either purchased or created through our loan securitization process. Importantly, we can replace a portion of our reverse repurchase agreement borrowings with the issuance of asset-backed commercial paper under terms that we expect to be comparable to our existing reverse repurchase agreement funding.

     Capital Utilization

     Our Board has approved a policy that limits our capacity to borrow funds to finance mortgage assets based on our equity capital and unsecured debt. We monitor the relationship between our assets, borrowings and long-term capital using a variety of different measures. The primary operating policy that limits our borrowings and leverage is a requirement to maintain our Adjusted Equity-to-Assets Ratio, a non-GAAP measurement, at a minimum of 8%. Our adjusted equity is comprised of shareholders’ equity and Senior Notes, excluding other comprehensive income (loss), a component of shareholders’ equity, and excluding equity requirements of CDO financing. Our adjusted assets exclude assets collateralizing CDO financing and market value adjustments to assets that are included in other comprehensive income (loss). Our Adjusted Equity-to-Assets Ratio represents the long-term capital (both equity and Senior Notes) supporting our recourse or marginable debt. Recourse or marginable debt generally consists of reverse repurchase agreements and whole loan financing facilities. These forms of borrowing are short-term in nature, mature on a frequent basis, need to be rolled over at each maturity and are subject to margin call based on collateral value changes or changes in margin requirements. Because of the short-term nature of these forms of financing, our policy requires that we maintain significant excess capital and liquidity to meet margin calls as a result of unexpected changes in margin requirements and collateral value. Our policy is to maintain a capital cushion equal to approximately twice the margin requirement when using these forms of borrowings. Our margin requirements typically range between 4% and 5% for these borrowings, so our policy requires that we maintain capital of at least 8%, and typically 9% to 10%, against the financing of these assets. This capital cushion has proved to be more than adequate to support our borrowing arrangements through a variety of interest rate and credit cycles. (Please refer to our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q incorporated by reference in this prospectus, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Utilization,” for a calculation of our most recent Adjusted Equity-to-Assets Ratio.)

     As we replace our reverse repurchase agreement borrowings with CDO financings, the risk of margin calls, changes in margin requirements and potential rollover risk is eliminated because CDO financings represent permanent, non-recourse financing whose terms are established at the time of the financing and are not subject to change. As a result, the need to maintain a capital cushion comparable to what we maintain on our recourse borrowings is eliminated. Because the CDOs only require approximately 2% of equity capital to support the CDO financing, versus the 8% to 10% policy requirement on our recourse borrowings, we are able to use this freed-up capital to acquire additional assets. We expect that we will be able to retain and carry an increased amount of assets in the future as a percentage of our equity capital base.

     Hedging Strategies

     We attempt to mitigate our interest rate risk by funding our ARM assets with borrowings and hedging instruments whose combined maturities approximately match the interest rate adjustment periods on our ARM assets. Therefore, some of our borrowings bear variable or short-term (one year or less) fixed interest rates because a portion of our ARM assets, the traditional ARMs, have interest rates that adjust within one year. However, we finance our hybrid ARM portfolio with borrowings hedged with Hybrid Hedging Instruments that fix the interest rate on the borrowings such that the net duration of the hybrid ARM portfolio, the related borrowings and the associated Hybrid Hedging Instruments is one year or less. A lower duration indicates a lower expected volatility of earnings given future changes in interest rates. When we enter into a Swap Agreement, we agree to pay a fixed rate of interest and to receive a variable interest rate, generally based on LIBOR. We also enter into Eurodollar Transactions in order to fix the interest rate changes on our forecasted three-month LIBOR-based liabilities. Each Eurodollar futures contract is a three-month contract with a price that represents the forecasted three-month LIBOR rate. Selling Eurodollar futures contracts locks in a future interest rate. The difference between these two values results in a gain or loss that offsets the change in the three-month LIBOR rate and “locks-in” the forecasted three-month LIBOR rate for financing purposes. We purchase Cap Agreements by incurring a one-time fee or premium. Pursuant to the terms of the Cap Agreements, we will receive cash payments if the interest rate index specified in any such Cap Agreement increases above contractually specified levels. Therefore, such Cap Agreements have the effect of capping the interest rate on a portion of our borrowings above a level specified by the Cap Agreement. The notional balances of the Hybrid Hedging Instruments generally decline over the life of these instruments.

     In general, our traditional ARM assets have a maximum lifetime interest rate cap, or ceiling, meaning that each ARM asset contains a contractual maximum interest rate. Since our borrowings are not subject to equivalent interest rate caps, we have also entered into Cap Agreements, so that the net margin on our traditional ARM assets with maximum lifetime interest rate caps will be protected in high interest rate environments. These Cap Agreements are referred to as “Life Cap Hedging Instruments.” Pursuant to the terms of any Life Cap Hedging Instruments we own, we will receive cash payments if the applicable index, generally the three-month or six-month LIBOR index, increases above contractually specified levels. The fair value of these Cap Agreements generally increases when general market interest rates increase and decreases when market interest rates decrease, helping to partially offset changes in the fair value of our ARM assets related to the effect of the lifetime interest rate cap. We are not currently purchasing Life Cap Hedging Instruments because current interest rates are significantly lower than the contractual life caps on our ARM assets and our duration management strategies incorporate these potential life cap risks.

     In addition, some traditional ARM assets are subject to periodic caps. Periodic caps generally limit the maximum interest rate coupon change on any interest rate coupon adjustment date to either a maximum of 1.00% per semiannual adjustment or 2.00% per annual adjustment. The borrowings that we incur do not have similar periodic caps. However, we believe the impact of the periodic caps is somewhat mitigated because we own our ARM assets at a net price above par and, therefore, the yield on our ARM assets can change by an amount greater than the associated periodic cap due to changes in the amortization of the net price above par. Further, the contractual future interest rate adjustments on the ARM assets will cause their interest rates to increase over time and reestablish the ARM assets’ interest rate to a spread over the then current index rate.

     We also enter into Eurodollar Transactions to manage interest rate risk associated with commitments to purchase ARM loans (“Pipeline Hedging Instruments.”) The gain (loss) on the Pipeline Hedging Instruments offsets the gain (loss) recorded for the change in fair value of the loan commitments.

     We may enter into other hedging-type transactions designed to protect our borrowing costs or portfolio yields from interest rate changes. We may also purchase “interest-only” mortgage derivative assets or other mortgage derivative products for purposes of mitigating risk from interest rate changes, although we have not, to date, entered into these types of transactions. We may also use, from time to time, futures contracts and options on futures contracts on the Eurodollar, Federal Funds, Treasury bills and Treasury notes and similar financial instruments to mitigate risk from changing interest rates.

     The hedging transactions that we currently use generally are designed to protect our net interest income during periods of changing market interest rates. We do not hedge for speculative purposes. Further, no hedging strategy can completely insulate us from risk, and certain of the federal income tax requirements that we must satisfy to qualify as a REIT may limit our ability to hedge, particularly with respect to hedging against periodic cap risk. We carefully monitor and may have to limit our hedging strategies to ensure that we do not realize excessive hedging income or hold hedging assets having excess value in relation to total assets.

     To facilitate our securitization and financing of loans, we have created two special purpose subsidiaries of TMHL: Thornburg Mortgage Funding Corporation II and Thornburg Mortgage Acceptance Corporation II. TMHL and its two subsidiaries operate as taxable REIT subsidiaries.

     We are an externally advised REIT and are managed under a management agreement with the Manager, which manages our operations, subject to the supervision of our Board of Directors. Our principal executive offices are located at 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501 and our telephone number is (505) 989-1900.

     Our Internet website address is www.thornburgmortgage.com. The information on our website is not considered part of this prospectus. We make available free of charge, through our website, our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports that we file or furnish pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

     You may also find our Code of Business Conduct and Ethics, Corporate Governance Guidelines and the charters of the Audit Committee, Nominating/Corporate Governance Committee and Compensation Committee of our Board of Directors at our website. These documents are also available in print to any shareholder who requests them by contacting us at the address or telephone number listed above.

     Unless the context otherwise requires, all references to “we,” “us” or the “Company” in this prospectus refer to Thornburg Mortgage, Inc. and its subsidiaries.

RISK FACTORS

     The following is a summary of the risk factors that we currently believe are important and that could cause our results to differ from expectations. This is not an exhaustive list; other factors not listed here could be material to our results.

     We can provide no assurance with respect to projections or forward-looking statements made by us or by others on our behalf with respect to our future results. Any one of the factors listed here, or other factors not so listed, could cause actual results to differ materially from expectations. It is not possible to accurately project future trends with respect to these factors, to project which factors will be most important in determining our results, or to project what our future results will be. Before making an investment decision, you should carefully consider all of the risks described in this prospectus.

ARM yields change as short-term interest rates change.

•	In low short-term interest rate environments, the yields on our ARM assets will be low, reducing our return on equity.

•	We own ARM assets tied to various interest rate indices. If the interest rate indices applicable to our ARM assets change independently of other market interest rates, our ARM yields, spreads and earnings may be adversely affected.

•	We own ARM assets with various repricing or interest rate adjustment frequencies. The yields on these assets also may respond to changes in their underlying indices on a delayed basis due to borrower notification requirements. As a result, our yields and earnings on these assets could be temporarily below our longer term expectations.

Book value changes as interest rates change.

•	Increases in interest rates may result in a decline in the fair value of our ARM assets. A decrease in the fair value of our ARM securities will result in a reduction of our book value due to the accounting rules that we follow.

•	The fair value of the hedging instruments that we use to manage our interest rate risk may decline during periods of declining interest rates, adversely affecting our book value because of the accounting rules that we follow.

We borrow money to fund the purchase of additional ARM assets. A significant contributor to our earnings is the interest margin between the yield on our ARM assets and the cost of our borrowings.

•	All of the risks highlighted above could be magnified because we use borrowed funds to acquire additional ARM assets for our portfolio.

•	Our ability to borrow and our cost of borrowing could be adversely affected by deterioration in the quality or fair value of our ARM assets or by general availability of credit in the mortgage market.

•	We borrow funds based on the fair value of our ARM assets less a margin amount. If either the fair value of our ARM assets declines, or our margin requirements increase, we could be subject to margin calls that would require us to either pledge additional ARM assets as collateral or reduce our borrowings. If we did not have sufficient unpledged assets or liquidity to meet these requirements, we may need to sell assets under adverse market conditions to satisfy our lenders.

•	Our borrowings are tied primarily to the LIBOR interest rates, while our assets are indexed to LIBOR and other various interest rate indices. If these other short-term indices move differently than LIBOR, our earnings could be adversely affected to the extent of the difference.

•	The interest rate adjustment or repricing characteristics of our ARM assets and borrowings may not be perfectly matched. Rising interest rates could adversely affect our earnings and dividends if the interest payments that we must make on our borrowings rise faster than the interest income we earn on our ARM assets. Declining interest rates could adversely affect our earnings and dividends if the interest income we receive on our ARM assets declines more quickly than the interest payments that we must make on our borrowings. In general, our borrowings adjust more frequently than the interest rates on our ARM assets.

•	Some of our ARM assets have caps that limit the amount that the interest rate can change for a given change in an underlying index. Our borrowings do not have similar limitations. If the interest rate change on our ARM assets is limited while the interest rates on our borrowings increase, our portfolio margins and earnings may be adversely affected.

•	We employ various hedging and funding strategies to minimize the adverse impact that changing interest rates might have on our earnings, but our strategies may prove to be less effective in practice than we anticipate, or our ability to use such strategies may be limited due to our need to comply with federal income tax requirements that are necessary to preserve our REIT status.

Our mortgage assets may be prepaid at any time at the borrower’s option.

•	Mortgage prepayment rates typically rise during falling interest rate environments. If mortgages prepay, the prepayment proceeds may be invested in lower yielding assets, thus reducing earnings.

•	Mortgage prepayment rates typically fall during rising interest rate environments. If mortgages do not prepay, we would have less cash flow to use to purchase new mortgage assets in a higher interest rate environment, potentially adversely affecting earnings.

•	We purchase and originate ARM assets at prices greater than par. We amortize the premiums over the expected life of the ARM asset. To the extent that we have purchased such assets, our yields, spreads and earnings could be adversely affected if mortgage prepayment rates are greater than anticipated at the time of acquisition because we would have to amortize the premiums at a faster rate.

We acquire hybrid ARM assets that have fixed interest rate periods.

•	A decline in interest rates may result in an increase in prepayment of our hybrid ARM assets, which could cause the amount of our fixed rate financing to increase relative to the total amount of our hybrid ARM assets. This may result in a decline in our net spread on hybrid ARM assets as replacement hybrid ARM assets may have a lower yield than the assets that are paying off.

•	An increase in interest rates may result in a decline in prepayment of our hybrid ARM assets, requiring us to finance a greater amount of hybrid ARM assets than originally anticipated at a time when interest rates may be higher, which would result in a decline in our net spread on hybrid ARM assets.

•	We typically do not borrow fixed rate funds to cover the last year of the fixed rate period of our hybrid ARM assets because, at that point, the next repricing period is within one year which is consistent with our investment policy of investing in ARM assets that reprice within one year or less. As a result, higher short-term interest rate borrowings that we acquire to finance the remaining year of the fixed rate period of our hybrid ARM assets could adversely affect our portfolio margins and earnings due to a reduced net interest margin.

We originate and acquire ARM loans and securities and have risk of loss due to mortgage loan defaults.

•	The ability of our borrowers to make timely principal and interest payments could be adversely affected by a rise in interest rates, a recession, declining real estate property values or other economic events, resulting in losses to us.

•	If a borrower defaults on a mortgage loan that we own and if the liquidation proceeds from the sale of the property do not cover our loan amount and our legal, broker and selling costs, we would experience a loss.

•	We bear the risk of loss on loans we have originated or acquired due to hazard losses such as earthquakes, floods, fires or similar hazards, unless the homeowner had insurance for such hazards.

•	We could experience losses if we fail to detect that a borrower has misrepresented its financial situation, or that an appraisal misrepresented the value of the property collateralizing our loan.

•	We purchase ARM securities that have various degrees of third-party credit protection and are rated at least investment grade at the time of purchase. It is possible that default and loan loss experience on the underlying securitized loans could exceed any credit enhancement, subjecting us to risk of loss.

Our expansion into mortgage loan origination may not be successful.

•	We rely on third-party providers who specialize in the underwriting, processing, servicing and closing of mortgage loans. We are dependent upon the availability and quality of the performance of such providers and we cannot guarantee that they will successfully perform the services for which we engage them.

•	As a mortgage lender, we are subject to changes in consumer and real estate-related laws and regulations that could subject us to lawsuits or adversely affect our profitability or ability to remain competitive.

•	We must comply with the applicable licensing and other regulatory requirements of each jurisdiction in which we are authorized to lend. We are subject to examination by each such jurisdiction, and if it is determined that we are not in compliance with the applicable requirements, we may be fined and our license to lend may be suspended or revoked.

•	We are competing for mortgage loans against much larger, better-known mortgage originators that could affect our ability to acquire or originate ARM assets at attractive yields and spreads.

•	ARM assets may not always be readily available for purchase or origination in the marketplace at attractive yields because their availability is somewhat dependent on the relationship between 30-year fixed rate mortgage rates and ARM rates.

Our REIT tax status creates certain risks.

•	The requirements to qualify for REIT tax status are complex and technical, and we may not be able to qualify for reasons beyond our control. Even though we currently exceed all of the requirements for qualifying, a failure to qualify as a REIT could subject our earnings to taxation at regular corporate rates, thereby reducing the amount of money available for distributions to our shareholders.

•	The REIT tax rules require that we distribute the majority of our earnings as dividends, leaving us limited ability to maintain our future dividend payments if our earnings decline.

•	Because we must distribute the majority of our earnings to shareholders in the form of dividends, we have a limited amount of capital available to internally fund our growth.

•	Additionally, because we cannot retain earnings to grow, we must issue additional shares of stock to grow, which could result in the dilution of our outstanding stock and an accompanying decrease in its market price.

•	Changes in tax laws related to REIT qualifications or taxation of dividends could adversely affect us.

The loss of the Investment Company Act exemption could adversely affect us.

•	We conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended. If we were to become regulated as an investment company, we would not be able to operate as we currently do.

We are dependent on certain key personnel.

•	The loss of the services of certain officers and key employees could have an adverse effect on our operations.

Some of our directors and officers have ownership interests in the Manager, which may create conflicts of interest.

•	The Manager is entitled to receive performance-based compensation based on our annualized return on equity. Undue emphasis placed on maximization of our short-term return on equity at the expense of other criteria could result in increased risk to our long-term return on equity.

We may change our policies without shareholder approval.

•	Our Board of Directors establishes all of our operating policies, including our investment, financing and dividend policies. The Board of Directors has the ability and authority to revise or amend those policies without shareholder approval.

DESCRIPTION OF PLAN

     The following, in question and answer form, describes the Plan. Your participation in the Plan is entirely voluntary and you may terminate your participation at any time. If you do not wish to participate in the Plan, you will receive cash dividends on your shares of Common Stock, if and when declared by our Board of Directors.

1. What is the purpose of the Plan?

     The Plan provides Shareholders with a convenient and economical way to purchase shares of Common Stock by reinvesting the cash dividends paid on all or a portion of their holdings of Common Stock in additional shares of Common Stock. Shareholders may also invest funds in Common Stock through Optional Cash Purchases of not less than $100 per month and not more than $10,000 per month (except in cases covered by a request for waiver (“Request for Waiver”), as discussed in Question 10). Persons who are not currently Shareholders may make Initial Cash Purchases of not less than $500 and not more than $10,000 (except in cases covered by a Request for Waiver) to purchase shares of Common Stock under the Plan. The Plan is intended to benefit long-term investors who want to increase their investment in our Common Stock.

2. Who will administer the Plan?

     American Stock Transfer & Trust Company (the “Administrator”) administers the Plan. As the agent for participants in the Plan (“Participants”), the Administrator will establish an account for each Participant and will send each Participant a statement of his or her account confirming any transaction and the resulting share balance in the account, as well as quarterly statements containing year-to-date summaries of the account. The Administrator also performs other duties related to the Plan, including the safekeeping of shares purchased for Participants. See Question 13. The Administrator also acts as the dividend disbursing agent, transfer agent and registrar for Common Stock.

3. What options are available under the Plan?

     If you are a Shareholder and elect to participate in the Plan, you may have cash dividends on all or a portion of your shares of Common Stock automatically reinvested in Common Stock. See Question 8. You may also make Optional Cash Purchases to purchase Common Stock, subject to a minimum investment of $100 per month and a maximum investment of $10,000 per month. If you are a new investor, you may make Initial Cash Purchases, subject to a minimum investment of $500 and a maximum investment of $10,000. See Question 9. We may permit Optional Cash Purchases and Initial Cash Purchases (collectively, “Cash Purchases”) in greater amounts, at our sole discretion. See Question 10.

     Shares of Common Stock may be purchased directly from us or, at our election, in the open market or in privately negotiated transactions. We may establish a discount ranging from 0% to 5% below the relevant market price for shares purchased directly from us under the Plan. Any discount that we may establish with respect to Cash Purchases of $10,000 or less per month may differ from any discount that we may establish with respect to the reinvestment of dividends. We may change or discontinue any discount rate that we may establish, from time to time at our sole discretion, without prior notice to Participants, after a review of current market conditions, the level of participation in the Plan, and our current and projected capital needs. We may establish a different discount ranging from 0% to 5% (the “Waiver Discount”) with respect to shares purchased from us for Cash Purchases exceeding $10,000 per month that we have approved pursuant to a Request for Waiver. We may also, without prior notice to Participants, change our determination that shares of Common Stock will be purchased by the Administrator directly from us or in the open market. We will not offer a discount on shares purchased under the Plan in the open market or in privately negotiated transactions.

4. What are the advantages and disadvantages of the Plan?

     The primary advantages of participating in the Plan are as follows:

•	You may automatically reinvest cash dividends on all or a portion of your holdings of Common Stock in additional shares of Common Stock.

•	You may also invest in shares of Common Stock by making Cash Purchases, subject to a minimum and maximum amount. You may make Cash Purchases by check, money order, wire transfer or electronic funds transfer from a pre-designated bank account. You may make Cash Purchases occasionally or at regular intervals. You may make Cash Purchases even if you do not elect to participate in the Plan’s dividend reinvestment option. You may make Cash Purchases whether you currently own Common Stock or are a new investor.

•	Shares of Common Stock purchased directly from us under the Plan will be issued without a sales commission and may be issued at a discount rate from the relevant market price. If the shares of Common Stock are purchased in the open market, we will pay brokerage fees or commissions of up to 5% of the purchase price of the shares of Common Stock. Participants will pay any fees or commissions in excess of 5%. No discount will apply to open market purchases or to privately negotiated purchases of Common Stock.

•	Your funds are subject to full investment under the Plan because your account will be credited with the purchase of whole shares, as well as fractional shares. Dividends will be paid not only on whole shares but also proportionately on fractional shares held in your account. Dividends paid on all such shares, including fractional shares, will be used to purchase additional shares of Common Stock, unless you specify otherwise.

•	You may direct the Administrator to transfer, at any time at no cost to you, all or a portion of your shares in the Plan to a Plan account for another person.

•	The Plan offers a “share safekeeping” service that allows you to deposit your Common Stock certificates with the Administrator at no cost and to have your ownership of Common Stock purchased under the Plan maintained on the Administrator’s records in uncertificated form as part of your Plan account, if you so desire.

•	You will receive statements containing year-to-date information on all Plan transactions in your account within a reasonable time after a transaction occurs, as well as on a quarterly basis, that are designed to simplify your recordkeeping.

The primary disadvantages of participating in the Plan are as follows:

•	Your investment in shares of Common Stock purchased under the Plan is not different from any investment in shares that you purchase directly. We cannot assure you of a profit or protect against a loss on shares purchased. You bear the risk of loss and enjoy the benefits of any gain from market price changes with respect to shares purchased under the Plan.

•	If you reinvest dividends under the Plan, you will be treated for federal income tax purposes as having received a dividend on the related date of purchase of shares of Common Stock under the Plan, which may give rise to a tax payment obligation without providing you with immediate cash to pay such tax when it becomes due. See “Federal Income Tax Considerations.”

•	You will have limited control over the specific timing of purchases and sales of Common Stock under the Plan. Because the Administrator must receive funds for a Cash Purchase prior to the actual purchase date of the Common Stock, your investments may be exposed to changes in market conditions.

•	We may, in our sole discretion, without prior notice, change our determination as to whether shares of Common Stock will be purchased by the Administrator directly from us or through open market or privately negotiated purchases. No discount rate will be applied on shares purchased under the Plan in the open market or in privately negotiated purchases. We may also, without prior notice, lower or eliminate any discount rate that we have established for shares to be purchased directly from us for future investment periods. As a result, you will be unable to depend on the availability of a market discount for shares acquired under the Plan.

•	No interest will be paid on funds that the Administrator holds pending investment or that may ultimately be returned to you. See Questions 9 and 11.

•	The purchase price for shares of Common Stock purchased under the Plan may exceed the price of acquiring shares of Common Stock on the open market at any given time on the actual purchase date.

5. Who is eligible to participate?

     If you are a registered holder of shares of Common Stock meaning that the shares are registered in your name on the Company’s stock transfer books, you may participate immediately by completing the Authorization Form which will appoint the Administrator as your agent and which will direct us to pay to the Administrator cash dividends on all or a specified number of shares of Common Stock that you own or that are credited to your Plan account. The Authorization Form directs the Administrator to purchase on the relevant date of reinvestment of dividends (the “Dividend Reinvestment Date”) additional shares of Common Stock with such dividends. The Authorization Form also directs the Administrator to purchase on the relevant date of investment of the Cash Purchases (the “Cash Purchase Investment Date”) additional shares of Common Stock for any Cash Purchases that you choose to make, subject to a minimum investment of $100 per month (minimum initial investment of $500 for new investors) and a maximum investment of $10,000 per month. The anticipated Dividend Reinvestment Dates and Cash Purchase Investment Dates for the remainder of 2004 through 2006 are set forth on Schedule A. The Administrator will continue to automatically reinvest all subsequent dividends on shares that are held in your Plan account unless you specify otherwise by contacting the Administrator, you withdraw from the Plan, or the Plan is terminated.

     If you are a beneficial holder of shares of Common Stock, meaning that your shares are registered in a name other than your name (for example, if they are held through a brokerage account or by a bank or other nominee), you should either (i) direct your broker, bank or other nominee in whose name your shares are held to transfer some or all of the Common Stock into your own name or (ii) arrange with your broker, bank or other nominee to participate in the Plan on your behalf.

     If you do not currently own any shares of Common Stock, you can participate by making an Initial Cash Purchase through the Plan directly or if you wish to purchase through a broker, bank or other nominee, have your broker, bank or nominee contact the Administrator for instructions on how to participate on your behalf.

6. What is the source of shares of Common Stock to be purchased under the Plan?

     All dividends reinvested through the Plan and all funds for Cash Purchases will be used to purchase shares of Common Stock directly from us or at our election, in the open market or in private negotiated transactions. We may change our determination regarding the source of shares to be purchased at any time without notice to Participants. Shares purchased directly from us will consist of authorized but unissued shares of Common Stock.

7. At what price will shares of Common Stock be purchased?

     With respect to dividend reinvestment purchases:

•	If the shares are purchased directly from us, the purchase price will be the average of the high and low sales prices quoted on the NYSE on the Dividend Reinvestment Date, subject to any discount rate (ranging from 0% to 5%) as we shall determine in our sole discretion. No sales commissions will apply to such shares.

•	If the shares are purchased in the open market or in privately negotiated transactions, the purchase price will be 100% of the weighted average of the actual prices paid for all the shares of Common Stock purchased in connection with such purchases, without any discount. We will pay any brokerage fees or sales commissions in connection with such purchases up to 5% of the purchase price of the shares. Participants will pay any fees or commissions in excess of 5%.

     With respect to Cash Purchases of $10,000 or less:

•	If the shares are purchased directly from us, the purchase price will be the average of the high and low sales prices quoted on the NYSE on the Cash Purchase Investment Date, subject to any discount rate (ranging from 0% to 5%) as we shall determine in our sole discretion. No sales commissions will apply to such shares.

•	If the shares are purchased in the open market or in privately negotiated transactions, the purchase price will be 100% of the weighted average of the actual prices paid for all the shares of Common Stock purchased in connection with such purchases, without any discount. We will pay any brokerage fees or sales commissions in connection with such purchases up to 5% of the purchase price of the shares. Participants will pay any fees or commissions in excess of 5%.

     With respect to Cash Purchases in excess of $10,000 made pursuant to a Request for Waiver:

•	If the shares are purchased directly from us, the purchase price will be the average of the high and low sales prices quoted on the NYSE for each trading day during the applicable pricing period, subject to any Waiver Discount as we shall determine in our sole discretion. No sales commissions will apply to such shares.

•	If the shares are purchased in the open market or in privately negotiated transactions, the purchase price will be 100% of the weighted average of the actual prices paid for all the shares of Common Stock purchased in connection with such purchases, without any discount. We will pay any brokerage fees or sales commissions in connection with such purchases up to 5% of the purchase price of the shares. Participants will pay any fees or commissions in excess of 5%.

8. How do I reinvest dividends?

     You can choose to reinvest the cash dividends paid on all or a portion of the shares of Common Stock that you own or that are credited to your Plan account in additional shares of Common Stock, as explained below. Subject to the availability of shares of Common Stock registered for issuance under the Plan, there is no limitation on the amount of dividends that you may reinvest. In order to begin participating, the Administrator must receive your Authorization Form on or before the second calendar day prior to the record date established for a particular dividend in order for funds to be invested on the Dividend Reinvestment Date relating to that dividend. A record date for a dividend normally precedes the payment of the dividend by approximately two weeks. A schedule of the anticipated record dates for dividend payments for the remainder of 2004 through 2006 is set forth on Schedule A, subject to change in our sole discretion. If the Administrator does not receive your form in the time period described above, reinvestment will begin on the Dividend Reinvestment Date immediately following the next record date.

     If you elect to reinvest your dividends, you must choose one of the following options when completing the Authorization Form.

     Full Dividend Reinvestment. You may purchase shares of Common Stock by reinvesting cash dividends received on all shares of Common Stock that you own and that are registered in the Plan under your name or are credited to your Plan account.

     Partial Dividend Reinvestment. You may purchase shares of Common Stock by reinvesting cash dividends received on a specified number of shares of Common Stock that you own and that are registered in the Plan under your name or are credited to your Plan account. You will continue to receive cash dividends on the remainder of the shares of Common Stock that you own and that are not registered in the Plan.

     You may change your investment options at any time by submitting a new Authorization Form to the Administrator.

9. How do I make a Cash Purchase?

     If you already own shares of Common Stock and participate in the Plan, you can send the Administrator a check or money order for Optional Cash Purchases of not less than $100 per month and not more than $10,000 per month. If you do not already own shares of Common Stock, you can send the Administrator a completed Authorization Form and a check or money order for an Initial Cash Purchase of not less than $500 and not more than $10,000. You may also make Cash Purchases by wire transfer or electronic funds transfer from a pre-designated bank account. You may also make monthly purchases of a specified dollar amount, paid for by automatic withdrawal from your bank account by electronic funds transfer, by contacting the Administrator or the

Company or by accessing the Administrator’s website at www.investpower.com and following the simple instructions therein. Funds will be withdrawn from your bank account on the 20th day of each month (or the next following day if the 20th is not a business day). Cash Purchases may not exceed $10,000, unless we approve a Request for Waiver in writing. Please see Question 10 regarding our criteria for granting a Request for Waiver.

     In order for funds to be invested on the next immediate Cash Purchase Investment Date, you must submit to the Administrator by the designated cash purchase due date (the “Cash Purchase Due Date”) (i) a completed Authorization Form (if you are not already enrolled as a Participant); and (ii) a check, money order, wire transfer or electronic funds transfer from a bank account that you designate, although we may, in our sole discretion, accept such funds after the Cash Purchase Due Date. Funds must clear before the related Cash Purchase Investment Date. Wire transfers may be used only if the Administrator verbally approves them in advance. You may call the Administrator toll-free at (877) 366-6442 for instructions relating to wire transfers and electronic funds transfers. Checks or money orders should be made payable to “American Stock Transfer & Trust Company — TMA Dividend Reinvestment and Stock Purchase Plan.” If you submit funds for a Cash Purchase after the Cash Purchase Due Date, the Administrator will hold the funds until the next immediate Cash Purchase Investment Date, unless you otherwise instruct the Administrator. If you decide not to make a Cash Purchase after you have submitted funds to the Administrator, you may make a written request to the Administrator no later than two business days prior to the Cash Purchase Investment Date and funds for a Cash Purchase not already invested under the Plan will be canceled or returned to you as soon as practicable. However, in the latter event, the Administrator will not refund a check or money order until the Administrator has actually received the funds. Accordingly, such refunds may be delayed up to three weeks. No interest will be paid on funds that the Administrator holds pending investment or return to the Participant. The Cash Purchase Due Dates for the remainder of 2004 through 2006 are set forth on Schedule A.

     After you have submitted an initial Authorization Form, you do not need to submit additional Authorization Forms. You may choose to make Cash Purchases monthly or periodically and you may make Cash Purchases even if you do not participate in the dividend reinvestment option of the Plan.

     At our sole discretion, we may aggregate all Plan accounts that we believe to be under the common control or management of a Participant for purposes of determining applicable investment limitations. We may also aggregate all Cash Purchases for Participants with more than one account using the same name, address or social security or taxpayer identification number. In the event that we determine such aggregation would exceed the limits that we have established for investment under the Plan, the Administrator will return, without interest, as promptly as practicable, any amount in excess of the investment limitations.

10. How do I make Cash Purchases over the maximum monthly amount?

     Cash Purchases in excess of $10,000 per month may be made only pursuant to a Request for Waiver that we have approved in writing and only if we have decided to consider granting Requests for Waiver in any given month. The Request for Waiver should specify the proposed investment amount, the proposed pricing period and the proposed investment date(s). We must receive a Request for Waiver at our corporate address, or via facsimile at (505) 989-8156, no later than 2:00 p.m. eastern standard time on the second business day prior to the first day of the proposed pricing period. We anticipate that we will respond to each Request for Waiver by the close of business (7:00 p.m. eastern standard time) on the second business day prior to the first day of the proposed pricing period. Unless we agree otherwise, no later than the first business day prior to the first day of the approved pricing period, we must receive good funds as directed on the Request for Waiver form and the Administrator must receive the approved Request for Waiver. You may call us toll-free at (888) 898-8601 for recorded information to find out if we are accepting Requests for Waiver for any given month and, in any such month, you may call us at (505) 989-1900 to obtain Request for Waiver forms.

     In deciding whether to approve a Request for Waiver, we will consider relevant factors including, but not limited to, whether the Plan is then acquiring newly issued shares directly from us or acquiring shares from third parties in the open market or in privately negotiated transactions, our need for additional funds, the attractiveness of obtaining such additional funds through the sale of Common Stock as compared to other sources of funds, the purchase price likely to apply to any sale of Common Stock under the Plan, the applicant submitting the request, the extent and nature of such applicant’s prior participation in the Plan, the number of shares of Common Stock held by such applicant and the aggregate amount of Cash Purchases for which Requests for Waiver have been submitted by all applicants. If such requests are submitted for any particular investment date for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro rata or by any other method that we, in our sole discretion, determine to be appropriate.

11. What additional provisions apply to Cash Purchases made pursuant to a Request for Waiver?

     Threshold Price. In any month in which we decide to consider granting Requests for Waiver, we may establish a minimum purchase price per share of Common Stock (the “Threshold Price”) applicable to shares purchased directly from us pursuant to any Requests for Waiver that we approve in that month. We will establish any Threshold Price at our sole discretion after a review of current market conditions, the level of participation in the Plan and our need for additional funds. You may call us toll-free at (888) 898-8601 for recorded information to learn whether we have set a Threshold Price for any particular month and, if so, to obtain the amount. The Threshold Price will be a stated dollar amount that the average of the high and low sales prices of the Common Stock as quoted on the NYSE for each trading day of the relevant pricing period in any approved Request for Waiver must equal or exceed. We will exclude from such pricing period and from the determination of the purchase price of all Cash Purchases made pursuant to approved Requests for Waiver during such pricing period any trading day within such pricing period for which the Threshold Price is not satisfied. For each trading day of the relevant pricing period on which the Threshold Price is not satisfied, the Administrator will return a pro rata portion of the Participant’s investment funds to the Participant without interest. Thus, for example, if the Threshold Price is not satisfied for three trading days out of a twelve-day pricing period, then three-twelfths (i.e., 25%) of the Participant’s investment funds will be returned to the Participant without interest. A “trading day” means any day on which trades in Thornburg Mortgage, Inc. are quoted on the NYSE.

     Waiver Discount. In any month in which we decide to consider granting Requests for Waiver, we may establish a Waiver Discount applicable to shares purchased directly from us pursuant to any Requests for Waiver that we approve in that month. The Waiver Discount will range from 0% to 5% and is subject to change for future investment periods, or complete discontinuance at our sole discretion, without prior notice to Participants, after a review of current market conditions, the level of participation in the Plan, and our current and projected capital needs. The Waiver Discount will apply uniformly to the full amount of all Cash Purchases made pursuant to approved Requests for Waiver for a particular investment date. You may call us toll-free at (888) 898-8601 for recorded information to learn whether we have set a Waiver Discount for any particular month and, if so, to obtain the rate.

     We will not establish a Threshold Price or Waiver Discount for shares that are not purchased directly from us.

12. How do you determine the discount rate for purchases of shares of Common Stock directly from the Company?

     At least three business days prior to the Cash Purchase Investment Date each month, we will determine the discount rate, if any, for shares purchased directly from us for Cash Purchases of $10,000 or less. We may change or discontinue such discount rate, which will range from 0% to 5%, at any time and without prior notice to Participants, after we review current market conditions, the level of participation in the Plan, and our current and projected capital needs. We may establish a different Waiver Discount ranging from 0% to 5% for shares purchased from us for Cash Purchases exceeding $10,000 per month that we have approved pursuant to a Request for Waiver (see Question 11). You may call us toll-free at (888) 898-8601 for recorded information regarding the discount rates for Cash Purchases and dividend reinvestments, if any, as well as the Waiver Discount, if any.

13. Will I receive certificates for shares of Common Stock purchased under the Plan?

     No, because the Plan provides for share safekeeping. For your convenience, the Administrator will register shares of Common Stock purchased under the Plan in your name in non-certificated form and maintain them in your account, at no cost to you. Safekeeping protects your shares against loss, theft or accidental destruction. You may, however, request a stock certificate from the Administrator at any time, free of charge, for any of the whole shares of Common Stock in your account by writing a letter of instruction to the Administrator. Each certificate issued will be registered in the name or names in which the account is maintained, unless you otherwise instruct in writing. If the certificate is to be issued in a name other than the name on your account, you must have your signature guaranteed by a commercial bank or a broker. Certificates for fractional shares of Common Stock will not be issued in any case. Dividends will continue to be paid on the cumulative holdings of both full and fractional shares of Common Stock remaining in your account and will automatically be reinvested unless you specify otherwise to the Administrator, you withdraw from the Plan or the Plan is terminated.

     You may deposit currently held certificates registered in your name with the Administrator for credit under the Plan, at no cost to you, thus protecting your shares against loss, theft or destruction of the certificate. You may not pledge or assign shares of Common Stock credited to your account and any attempted pledge or assignment will be void. If you wish to pledge or assign shares of Common Stock credited to your account, you must first withdraw such shares from the account.

14. Can I transfer or give gifts of shares of Common Stock in my Plan account to others?

     Yes, you may transfer or give gifts of shares of Common Stock in your Plan account to anyone you choose by requesting a gift/transfer form from the Administrator, at any time and at no cost to you, and submitting the completed form to the Administrator.

15. How do I sell shares of Common Stock in my Plan account?

     You can sell shares of Common Stock in your Plan account by contacting the Administrator. The Administrator will record sales orders on the date of receipt and process them as soon as practicable after receipt. The Administrator will send you a check for the proceeds of the sales less any applicable fees and any required tax withholdings. The Administrator will not issue you a check if the amount of the sale proceeds is less than the amount of the applicable fees and/or taxes. Currently, the Administrator charges a fee of $15.00 per transaction for the sale of full and/or fractional shares and a brokerage commission of $0.10 per share. All fees are subject to change at any time.

16. How can I vote shares of Common Stock in my Plan account?

     You will receive proxy materials for all shares of Common Stock in your Plan account. You may vote your shares either by designating the vote of such shares by proxy or by voting such shares in person at any meeting of Shareholders.

17. If the Company has a rights offering, stock split or stock dividend related to the Common Stock, how will my entitlement be computed?

     Any stock dividends or stock splits that we distribute on shares of Common Stock held for you by the Administrator will be credited to your Plan account. In the event that we initiate a rights offering to purchase additional shares of Common Stock or other securities, you will receive appropriate instructions in connection with all such rights directly from the Administrator in order to permit you to determine what action to take.

18. What provisions are made for non-U.S. residents?

     Cash Purchases from non-U.S. residents must be in United States currency and will be invested in the same manner as investments from U.S. investors. Each investor is responsible for reviewing the applicable laws of his or her country of residence prior to investing in our Common Stock. All dividends will be subject to withholding at the rate of 30%, subject to reduction under the terms of any applicable tax treaty provisions.

19. How will I keep track of investments in my Plan account?

     The Administrator will send you a transaction notice confirming the details of each transaction you make and itemizing year-to-date investment activity, within a reasonable time after such transaction. The Administrator will also send you quarterly statements summarizing year-to-date investment activity in your account.

20. What about taxes?

     Dividend Reinvestment. The reinvestment of dividends does not relieve you of any income tax which may be due on such dividends. When your dividends are reinvested to acquire shares of Common Stock (including any fractional shares), you will be treated as having received a distribution in the amount of the per share market price of our Common Stock on the Dividend Reinvestment Date, multiplied by the number of shares (including any fractional shares) purchased, plus any brokerage fees that we pay on your behalf if shares are purchased in the open market.

     So long as we continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), the distribution will be taxable under the provisions of the Code applicable to REITs and their shareholders, pursuant to which (i) most distributions will be taxable to shareholders as ordinary income to the extent of our current or accumulated earnings and profits, (ii) distributions which are designated as capital gains distributions by us will be taxed as long-term capital gains to shareholders to the extent they do not exceed our net capital gain for the taxable year, (iii) distributions which are not designated as capital gains distributions and which are in excess of our current or accumulated earnings and profits will be treated as a tax-free return of capital to the shareholders and reduce the adjusted tax basis of a shareholder’s shares (but not below zero) and (iv) such distributions in excess of a shareholder’s adjusted tax basis in its shares will be treated as gain from the sale or exchange of such shares.

     Your initial tax basis in the shares acquired under the Plan will be equal to the amount you are treated as having received as a distribution. That is, the tax basis equals the market price of the shares on a non-discounted basis.

     You should be aware that, because shares of our Common Stock purchased with reinvested dividends may be purchased at a discount and because we may pay a portion of the purchase price (the discount) or brokerage fees on your behalf, the taxable income received by you as a participant in the Plan may be greater than the taxable income that would have resulted from the receipt of the dividend in cash.

     The Administrator will report to you for tax purposes the dividends to be credited to your account as well as any discounts or brokerage fees incurred by us. Such information will also be furnished to the Internal Revenue Service (the “IRS”) to the extent required by law.

     Cash Purchases. The IRS has privately ruled that shareholders who participate in the cash purchase feature of a stock purchase and dividend reinvestment plan of a REIT will not be treated as receiving a dividend equal to the discount unless such shareholders also participate in the reinvestment of dividends under such plan. Private letter rulings are not binding on the IRS and may not be relied upon by any taxpayer other than those to whom the ruling is addressed. Nevertheless, such rulings often reflect the current thinking of the IRS. Therefore, the tax treatment of a purchase of shares under the Plan with an initial cash purchase by a prospective investor or a cash purchase by an existing shareholder will differ depending on whether you are participating in the dividend reinvestment feature of the Plan. If you are not participating in the dividend reinvestment feature of the Plan, you will not be treated for federal income tax purposes as having received a distribution from us upon the purchase of shares with a cash purchase. In that case, your tax basis in the shares purchased will equal the purchase price for such shares, taking into account any discount.

     On the other hand, if you participate in the dividend reinvestment feature of the Plan, you will be treated for federal income tax purposes as having received a distribution from us upon the purchase of shares with a cash purchase in an amount equal to the excess, if any, of (i) the per share market price of the shares multiplied by the number of shares (including any fractional shares) purchased, plus any brokerage fees that we pay on your behalf to purchase shares in the open market, over (ii) the purchase price of such shares, taking into account any discount. If you participate in the dividend reinvestment feature of the Plan, you will receive a tax basis in shares acquired with a cash purchase equal to the purchase price you paid for the shares plus the amount of dividend income you recognized as a result of any discounted purchase.

     The holding period for shares (including fractional shares) acquired under the Plan generally will begin on the day after the shares were acquired. In the case of participants whose dividends are subject to U.S. backup withholding (see “Federal Income Tax Considerations” below), the Administrator will reinvest dividends less the amount of tax required to be withheld.

21. How can I terminate my participation in the Plan?

     You may withdraw entirely from the Plan by giving written notice of termination to the Administrator. The Administrator must receive your termination notice at least two business days prior to any dividend record date or Cash Purchase Investment Date to avoid the reinvestment of the current dividend or the investment of any funds received from you for Cash Purchases. The Administrator may terminate your account by mailing you a written notice. Upon any such termination, you will receive a certificate for the full shares of Common Stock held in your account and a check for any fractional shares based on the current market value less any brokerage commissions, transfer taxes and transaction fees. Thereafter, future dividends will be sent directly to you by check. If you so request, the Administrator will sell all shares of Common Stock held under the Plan, deduct applicable fees and taxes and deliver the proceeds to you. The Administrator will not issue you a check if the amount of the sale proceeds is less than the amount of the applicable fees and/or taxes. You will also receive the uninvested portion of any funds for Cash Purchases if the Administrator receives your termination notice at least two business days prior to the Cash Purchase Investment Date.

     If you dispose of all shares of Common Stock represented by certificates registered in your own name, but do not give notice of termination under the Plan, the Administrator may continue to reinvest the dividends on the shares of Common Stock under the Plan until otherwise directed.

     If you change your address, you must notify the Administrator immediately. If you move to a state where the shares of Common Stock offered pursuant to the Plan are not registered or are exempt from registration under applicable securities laws, we may terminate your participation in the Plan.

22. Can the Plan be amended, modified, suspended or terminated?

     We reserve the right to amend, modify, suspend or terminate the Plan at any time. We will send you a written notice of any such action as soon as practicable after we take such action. However, if we terminate the Plan for the purpose of establishing a new plan, you will automatically be enrolled in the new plan and shares credited to your account will be credited automatically to the new plan, unless prior to the effective date thereof, the Administrator receives notice of termination of your participation.

     We also reserve the right to suspend or discontinue participation in the Plan by otherwise eligible holders or beneficial owners of Common Stock in order to eliminate practices which are not consistent with the purposes of the Plan. We and the Administrator also reserve the right to change any administrative procedures of the Plan. The Administrator may appoint a successor administrator under the Plan at any time. We also reserve the right, without notice to you, to interpret and regulate the Plan as we deem necessary or desirable in connection with its operation.

23. What are the responsibilities of the Company and the Administrator?

     Neither we nor the Administrator will be liable for any act committed in good faith or for any good faith omission to act, including, in the case of the Administrator, any claims of liability (1) arising out of failure to terminate any Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death and (2) with respect to the prices at which shares of Common Stock are purchased or sold for the Participant’s account and the times at which such purchases or sales are made.

     The Administrator will mail all notices to you at your last address of record, which will satisfy the Administrator’s responsibility to give notice.

24. What if I have questions about the Plan?

     You should direct any questions that you have regarding the Plan, your Plan account, the sale of shares held in your Plan account or the issuance of stock certificates to the Administrator as follows:

TMA Dividend Reinvestment and Stock Purchase Plan
c/o American Stock Transfer & Trust Company
P.O. Box 922, Wall Street Station
New York, New York 10269-0560
Toll Free: (877) 366-6442
E-mail: info@amstock.com
Website: www.amstock.com

     If you wish to contact us directly, you may write or call:

Thornburg Mortgage, Inc.
Dividend Reinvestment and Stock Purchase Plan
150 Washington Avenue, Suite 302
Santa Fe, New Mexico 87501
Telephone: (505) 989-1900 or
Toll Free: (888) 898-8601 (recorded information regarding discount rates for Cash
Purchases and dividend reinvestments as well as consideration of Requests for Waiver,
Threshold Price and Waiver Discount)
Facsimile: (505) 989-8156
E-mail: ir@thornburgmortgage.com
Website: www.thornburgmortgage.com

FEDERAL INCOME TAX CONSIDERATIONS

     Based on various assumptions and factual representations that we have made regarding our operations, in the opinion of our prior counsel, commencing with our taxable year ended December 31, 1993, we have been organized in conformity with the requirements for qualification as a REIT under the Code. In the opinion of Dechert LLP, our counsel, we are organized in conformity with the requirements for qualification as a REIT under the Code, and, we believe, our method of operating will continue to enable us to meet the requirements for qualification and taxation as a REIT. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Our counsel will not review our operations, and we cannot give any assurance that actual operations will meet these requirements. The opinion of our counsel is based upon existing law, U.S. Department of Treasury regulations, currently published administrative positions of the IRS and judicial decisions, all of which are subject to change either prospectively or retroactively. The opinion of our counsel is not binding on the IRS or any court.

     The following discusses the material federal income tax considerations that relate to our treatment as a REIT and that apply to an investment in our Common Stock through participation in the Plan. This discussion pertains only to Thornburg Mortgage, Inc. and our shareholders and not to any taxable REIT subsidiaries, which operate as taxable entities. This summary deals only with Common Stock held as a capital asset, which generally means property that is held for investment. In addition, except to the extent discussed below, this summary does not address tax considerations applicable to individual investors or entities subject to special tax rules, such as:

•	dealers or traders in securities;

•	financial institutions;

•	insurance companies;

•	shareholders that hold our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position;

•	shareholders whose functional currency is not the United States dollar;

•	tax-exempt organizations; or

•	foreign taxpayers.

     This discussion is based upon the provisions of the Code and regulations, rulings and judicial decisions interpreting the Code as of the date of this prospectus that are subject to changes occurring after that date. Any of these authorities may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. We cannot give any assurance that the conclusions set out below would be sustained by a court if challenged by the IRS.

     The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. However, it is impractical to set forth in this prospectus all aspects of federal, state, local and foreign tax law that may have tax consequences with respect to an investor’s purchase of our Common Stock. In brief, if detailed conditions imposed by the Code are met, an entity (a) that invests primarily in real estate assets, including mortgage loans, (b) that elects to be a REIT, and (c) that otherwise would be taxed as a corporation with limited exceptions, is not taxed at the corporate level on its taxable income that is currently distributed to its shareholders. This treatment eliminates most of the “double taxation” at the corporate level and then again at the shareholder level when the income is distributed, that typically results from the use of corporate investment vehicles. A qualifying REIT, however, may be subject to certain excise and other taxes, as well as normal corporate tax, on taxable income that is not currently distributed to its shareholders.

     We urge you to consult your own tax advisors regarding the tax consequences of an investment in our stock, including the application to your particular situation of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.

     General. We elected to become subject to tax as a REIT for federal income tax purposes effective for our taxable year ending on December 31, 1993, and we plan to continue to meet the requirements for taxation as a REIT. Based on existing law, we have operated in a manner consistent with our qualifying as a REIT under the Code and we believe that our organization and method of operation are such as to enable us to so qualify for this year and subsequent years.

     There can be no assurance, however, that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances. If we fail to qualify as a REIT in any particular taxable year, we will be subject to federal income tax as a regular domestic corporation, and our shareholders will be subject to tax in the same manner as shareholders of regular domestic corporations. In that event, we may be subject to a substantial income tax liability with respect to each taxable year that we fail to qualify as a REIT, and the amount of earnings and cash available for distribution to our shareholders could be significantly reduced or eliminated. See “Failure to Qualify” below.

     REIT Qualification Requirements. The following is a brief summary of the material technical requirements imposed by the Code that we must satisfy on an ongoing basis to qualify, and remain qualified, as a REIT.

     Stock Ownership Requirements

     We must meet the following stock ownership requirements:

•	Our capital stock must be transferable;

•	Our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months); and

•	No more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year. In applying this test, the Code treats some entities as individuals.

     Tax-exempt entities, other than private foundations and certain unemployment compensation trusts, are generally not treated as individuals for these purposes. These stock ownership requirements must be satisfied in each taxable year. Our Articles of Incorporation impose restrictions on the transfer of our shares to help us meet the stock ownership requirements. In addition, Treasury regulations require us to demand from the record holders of designated percentages of our capital stock, annual written statements disclosing actual and constructive ownership of our stock. The same regulations require us to maintain permanent records showing the information we have received regarding actual and constructive stock ownership and a list of those persons failing or refusing to comply with our demand.

     Asset Requirements

     We generally must meet the following asset requirements at the close of each quarter of each taxable year:

•	At least 75% of the value of our total assets must be “qualified REIT assets” (described below), government securities, cash and cash items;

•	No more than 20% of the value of our total assets may be securities of one or more Taxable REIT Subsidiaries (described below); and

•	Except for securities that are qualified REIT assets, securities in a Taxable REIT Subsidiary or “qualified REIT subsidiary,” and certain partnership interests and debt obligations:

•	No more than 5% of the value of our total assets may be securities of any one issuer;

•	We may not hold securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

•	We may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

     “Qualified REIT assets” generally include (among other assets) interests in mortgages on real property including the ARM assets that we acquire and hold, ownership interests in real property and shares in other REITs.

     A “Taxable REIT Subsidiary” is a corporation that may earn income that would not be qualifying income if earned directly by the REIT. A REIT may hold up to 100% of the stock in a Taxable REIT Subsidiary. A Taxable REIT Subsidiary will pay tax at the corporate rates on any income it earns. Moreover, the Code provides for a penalty on a REIT that imposes charges in excess of the arm’s length price in connection with contractual arrangements between a Taxable REIT Subsidiary and the parent REIT.

     If we fail to meet any of the asset tests as of the close of a calendar quarter due to the acquisition of securities or other assets, the Code allows us a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If we do cure a failure within the 30-day period, we will be treated as having satisfied the asset tests at the close of the calendar quarter.

     Gross Income Requirements

     We generally must meet the following gross income requirements for each taxable year:

•	At least 75% of our gross income must be derived from real estate sources, including interest income from mortgage loans, gain from the disposition of qualified REIT assets, and “qualified temporary investment income” (generally, income we earn from investing new capital in nonreal estate assets, provided we received that income within one year of acquiring such new capital); and

•	At least 95% of our gross income for each taxable year must be derived from sources of income, including the types of gross income described just above, as well as dividends, interest, and gains from the sale of stock or other financial instruments (including interest rate swap and cap agreements, options, futures contracts, forward rate agreements or similar financial instruments entered into to hedge variable rate debt incurred to acquire qualified REIT assets) not held for sale in the ordinary course of business.

     The investments that we make and intend to make will give rise primarily to mortgage interest qualifying under the 75% of income test.

     In order to help ensure compliance with the 95% of income test and the 75% of income test, we intend to limit substantially all of the assets that we acquire, other than the stock of any taxable affiliate and qualified hedges, to qualified REIT assets. Our policy to maintain our REIT status may limit the type of assets, including hedging contracts, that we otherwise might acquire.

     Distribution Requirements

     We must distribute to our shareholders on a pro rata basis each year an amount equal to:

•	90% of our taxable income before deduction of dividends paid and excluding net capital gain, plus

•	90% of the excess of the net income from foreclosure property over the tax imposed on such income by the Code, less

•	any “excess noncash income.”

     We intend to make distributions to our shareholders in amounts sufficient to meet this 90% distribution requirement. Such distributions must be made in the taxable year to which they relate or, if declared before the timely filing of the tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year.

     If we fail to meet the 90% distribution test as a result of an adjustment to tax returns by the IRS, by following certain requirements set forth in the Code, we may pay a deficiency dividend within a specified period which will be permitted as a deduction in the taxable year to which the adjustment is made. We would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file a timely tax return. We generally distribute dividends equal to 100% of our taxable income to eliminate corporate level tax. As to our net capital gains, rather than distribute them, we may elect to retain and pay the federal income tax on them, in which case our shareholders will (1) include their proportionate share of the undistributed net capital gains in income, (2) receive a credit for their share of the federal income tax we pay and (3) increase the basis in their stock by the difference between their share of the capital gain and their share of the credit.

     A nondeductible excise tax, equal to 4% of the excess of such required distributions over the amounts actually distributed will be imposed for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of:

•	85% of our “ordinary income,”

•	95% of our capital gain net income, and

•	income not distributed in earlier years.

     Failure to Qualify. If we fail to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. We will not be allowed to deduct distributions to shareholders in these years, thereby reducing our after-tax cash available for dividend distribution. If we are not a REIT, the Code would not require us to make distributions. If we fail to meet the requirements described above, we will not be eligible again to elect REIT status until the fifth taxable year which begins after the year for which the election was terminated unless all of the following relief provisions apply:

•	We did not willfully fail to file a timely return with respect to the termination taxable year;

•	Inclusion of incorrect information in such return was not due to fraud with intent to evade tax; and

•	We establish that failure to meet requirements was due to reasonable cause and not willful neglect.

     We may also voluntarily revoke our election, although we have no intention of doing so, in which event we will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four taxable years.

     We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. To maintain our REIT status, we will be required to limit the types of assets that we might otherwise acquire, or hold some assets at times when we might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

     Taxation of Thornburg Mortgage, Inc. In each year in which we qualify as a REIT, we generally will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that we distribute to our shareholders. We will, however, be subject to federal income tax at regular corporate income tax rates on any undistributed taxable income or capital gain.

     Notwithstanding our qualification as a REIT, we may also be subject to tax in the following other circumstances:

•	If we fail to satisfy either the 75% or the 95% gross income test, but nonetheless maintain our qualification as a REIT because we meet other requirements, we generally will be subject to a 100% tax on the greater of the amount by which we fail either the 75% or the 95% gross income test multiplied by a fraction intended to reflect our profitability.

•	We will be subject to a tax of 100% on net income derived from any “prohibited transaction” which is, in general, a sale or other disposition of property held primarily for sale to customers in the ordinary course of business.

•	If we have (1) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, it will be subject to federal income tax at the highest corporate income tax rate.

•	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any amount of undistributed ordinary income and capital gain net income from preceding taxable years, we will be subject to a 4% federal excise tax on the excess of the required distribution over the amounts actually distributed during the taxable year.

•	If we acquire a built-in gain asset from a C corporation in a transaction in which the basis of the asset is determined by reference to the basis of the asset in the hands of the C corporation and we recognize built-in gain upon a disposition of such asset occurring within 10 years of its acquisition, then we will be subject to federal tax to the extent of any built-in gain at the highest corporate income tax rate.

•	We may also be subject to the corporate alternative minimum tax, as well as other taxes in situations not presently contemplated.

•	Any taxable REIT subsidiary of ours will be subject to taxation on net income and will make distributions to us as its shareholder only on after-tax income.

     Taxation of Shareholders. Unless you are a tax-exempt entity, distributions that we make to you, including distributions reinvested through our dividend reinvestment plan, generally will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for federal income tax purposes. If the amount we distribute to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount we distribute to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset. Distributions to our corporate shareholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction, as long as our REIT election is in effect.

     Distributions that we designate as capital gain dividends generally will be taxable in your hands as long term capital gains, to the extent such distributions do not exceed our actual net capital gain for the taxable year. In the event that we realize a loss for the taxable year, you will not be permitted to deduct any share of that loss. Further, if we, or a portion of our assets, were to be treated as a taxable mortgage pool, any excess inclusion income that is allocated to you could not be offset by any losses or other deductions you may have and would be treated as unrelated business income for tax-exempt entity shareholders. (See the discussions under the captions “Taxation of Tax-Exempt Entities” or “Foreign Shareholders.”) We have consistently avoided, and intend to continue avoiding, the recognition of excess inclusion income. Future Treasury regulations may require you to take into account, for purposes of computing your individual alternative minimum tax liability, some of our tax preference items.

     Dividends that we declare during the last quarter of a calendar year and actually pay to you during January of the following taxable year, generally are treated as if we had paid them and you had received them on December 31st of the calendar year and not on the date actually paid. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

     If you sell or otherwise dispose of our stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in the stock, which gain or loss will be long term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long term capital loss to the extent of (1) any long term capital gain dividends you receive with respect to the stock and (2) your proportionate share of any long term capital gains that we retain (see the discussion under the caption “Distribution Requirements”).

     If we fail to qualify as a REIT in any year, distributions we make to you will be taxable in the same manner discussed above, except that:

•	we will not be allowed to designate any distributions as capital gain dividends;

•	distributions (to the extent they are made out of our current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction;

•	the excess inclusion income rules will not apply to you; and

•	you will not receive any share of our tax preference items.

     In the event that we ceased to be a REIT, we could be subject to substantial federal income tax liability as a C corporation, and the amount of earnings and cash available for distribution to you and other shareholders could be significantly reduced or eliminated.

     Information Reporting and Backup Withholding. For each calendar year, we will report to our domestic shareholders and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you:

•	are a corporation or come within another exempt category and demonstrate this fact when required; or

•	provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.

     A domestic shareholder may satisfy this requirement by providing us an appropriately prepared Form W-9. If you do not provide us with your correct taxpayer identification number, then you may also be subject to penalties imposed by the IRS.

     Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

     Taxation of Tax-Exempt Entities. Our stock is eligible for purchase by tax-exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and individual retirement accounts, because we do not generate unrelated business income taxable to those types of entities.

     The discussion under this heading only applies to you if you are a tax-exempt entity. In general, a tax-exempt entity that is a shareholder of our stock is not subject to tax on distributions. We have consistently avoided, and intend to continue to avoid, recognition of income that could cause an investment in our stock to generate unrelated business income for tax-exempt investors. The IRS has ruled that amounts distributed by a REIT to an exempt employees’ pension trust do not constitute unrelated trade or business income and thus should be nontaxable to such a tax-exempt entity. Any indebtedness that we incurred in connection with the acquisition of real estate assets such as mortgage loans will not cause dividends paid to a shareholder that is a tax-exempt entity to be unrelated trade or business income, provided that the tax-exempt entity has not financed the acquisition of its stock with “acquisition indebtedness” within the meaning of the Code. Under some conditions, if a tax-exempt employee pension or profit sharing trust were to acquire more than 10% of our stock, a portion of the dividends on such stock could be treated as unrelated trade or business income. Our charter generally prohibits the ownership of more than 9.8% of our stock by any one owner; therefore, we do not expect that any one pension or profit-sharing trust will acquire more than 10% of our stock.

     For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our stock or securities will constitute unrelated trade or business income unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the unrelated trade or business income generated by its investment. Such entities should review Code Section 512(a)(3) and should consult their own tax advisors concerning these “set aside” and reserve requirements.

     Foreign Shareholders. The preceding discussion does not address the federal income tax consequences to foreign shareholders, nonresident aliens and foreign corporations as defined in the Code, of an investment in our stock. In general, foreign shareholders will be subject to special withholding tax requirements on income and capital gains distributions attributable to their ownership of our stock. Foreign shareholders should consult their own tax advisors concerning the federal income tax consequences to them of a purchase of shares of our stock including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, REITs by foreign shareholders. In addition, federal income taxes must be withheld on certain distributions by a REIT to foreign shareholders at a flat rate of 30% unless reduced or eliminated by an income tax treaty between the United States and the foreign shareholder’s country or unless the shares are held in connection with the foreign shareholder’s U.S. business. Any income that a foreign shareholder recognized from an investment in our shares would not be eligible for reduced withholding to the extent that such income were treated as excess inclusion income. A foreign shareholder eligible for reduction or elimination of withholding must file an appropriate form with us (or the appropriate withholding agent) in order to claim such treatment.

     Reinvested Dividends. Participants in the dividend reinvestment feature of the Plan will be treated for federal income tax purposes as having received, on the Dividend Reinvestment Date, a distribution, subject to tax as ordinary income, in an amount equal to the market price of the shares of Common Stock acquired with reinvested dividends (plus a pro rata portion of any brokerage cost incurred if shares of Common Stock are purchased in the open market). When shares of Common Stock are purchased directly from us, the amount of the distribution will be the market price of the shares of Common Stock on the Dividend Reinvestment Date as described in Question 7 of this prospectus, even if the Participant has acquired such shares of Common Stock at a discount. In effect, the amount of the distribution for tax purposes will equal the amount of the cash dividend plus the amount of any discount on the purchase of the shares of Common Stock (plus a pro rata portion of any brokerage cost incurred if shares of Common Stock are purchased in the open market).

     Shares of Common Stock acquired for Participants in the Plan will have an initial tax basis to the Participant equal to the amount the Participant is treated as having received as a distribution. That is, the tax basis equals the market price of the shares on a non-discounted basis. The holding period for a share of Common Stock (including fractional shares) generally will begin on the day after the Dividend Reinvestment Date upon which the share of Common Stock was acquired.

     The reinvestment of dividends does not relieve the Participant of any income tax liability and will constitute a dividend to the same extent that a cash distribution would be so treated. Participants who are qualified pension or profit sharing plans or individual retirement accounts should be able to continue to exclude the reinvested dividends from unrelated business taxable income unless such Participants have borrowed to acquire their shares of Common Stock.

     The Administrator will report to each Participant for tax purposes the dividends to be credited to his or her account as well as any discounts or costs that we have incurred in connection with such purchases. Such information will also be furnished to the IRS to the extent required by law. In addition, the Code imposes certain reporting obligations on brokers and other intermediaries. As a result, the Administrator will be required to report to the IRS and the Participant any sale of Common Stock that it undertakes on behalf of a Participant.

     Cash Purchases. Participants who participate in the dividend reinvestment portion of the Plan and who also make Cash Purchases at any time during the calendar year will be treated as having received a distribution upon such Cash Purchases in an amount equal to the excess, if any, of the market price of the shares of Common Stock on the date on which they were acquired (plus a pro rata portion of the brokerage cost incurred in open market purchases) over the price paid for the Cash Purchases. Such shares of Common Stock will have an initial tax basis equal to the price paid for the shares of the Cash Purchases plus the amount of dividend income recognized as a result of any discount purchase. The holding period for a share of Common Stock (including fractions thereof) generally begins on the day after the date that the share of Common Stock was acquired.

     Participants making Cash Purchases who do not participate in the dividend reinvestment portion of the Plan will not be treated as receiving a distribution equal to any discount and will take a tax basis in the purchased Common Stock equal to the actual purchase price paid by the Participant, taking into account any discount.

     State and Local Taxes. We are subject to state or local taxation in various jurisdictions, including those in which we transact business. Our shareholders are subject to state and local taxation in the jurisdiction in which they reside. The state and local tax treatment that applies to us and our shareholders may not conform to the federal income tax considerations discussed above. Consequently, we urge you to consult your own tax advisors regarding the effect of state and local tax laws.

     Recent Tax Legislation. The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”) was approved by Congress on May 23, 2003, and signed by President Bush on May 28, 2003. The Act provides for a maximum 15% tax rate on certain dividends and long-term capital gains through 2008. Generally, because REITs do not pay tax at the corporate level, ordinary REIT dividends are not eligible for the new rates under the Act. Capital gains dividends are taxed at a maximum rate of 25% to the extent of “unrecaptured section 1250 gain,” which applies to the sale of depreciated real estate, and at a maximum rate of 15% thereafter. Like most mortgage REITs, we do not expect to distribute any capital gains dividends. REIT dividends attributable to income taxed at the REIT level, such as income from taxable REIT subsidiaries, “built-in gains” or when a REIT distributes less than 100% of its taxable income, are eligible for the 15% maximum rate. Finally, note that a sale of REIT shares held for more than one year will generally qualify for the 15% maximum long-term capital gains rate.

PLAN OF DISTRIBUTION

     Except to the extent the Administrator purchases Common Stock in open market transactions, the Common Stock acquired under the Plan will be sold directly by us through the Plan. We may sell Common Stock to shareholders (including brokers or dealers) who, in connection with any resales of such shares, may be deemed to be underwriters. In connection with any such transaction, compliance with Regulation M under the Exchange Act would be required. Such shares, including shares acquired pursuant to Requests for Waiver granted with respect to the Cash Purchase portion of the Plan, may be resold in market transactions (including coverage of short positions) on any national securities exchange on which shares of Common Stock trade or in privately negotiated transactions. The Common Stock is currently listed on the NYSE under the symbol “TMA.” The difference between the price such owners pay us for Common Stock acquired under the Plan, after deduction of any applicable discount, and the price at which such shares are resold, may be deemed to constitute underwriting commissions received by such owners in connection with such transactions.

     From time to time, financial intermediaries may engage in positioning transactions in order to benefit from any applicable discount from the market price of Common Stock acquired from us under the Plan.

     We will pay all fees and service charges in connection with shares of Common Stock purchased directly from us. We will pay brokerage commissions and related expenses of up to 5% of the purchase price incurred in connection with open market purchases of Common Stock under the Plan. Upon withdrawal by a Participant from the Plan by the sale of Common Stock held under the Plan, the Participant will receive the proceeds of such sale less a nominal fee per transaction paid to the Administrator (if such resale is made by the Administrator at the request of a Participant), any related brokerage commissions and any applicable transfer taxes.

     Common Stock may not be available under the Plan in all states. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any Common Stock or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

USE OF PROCEEDS

     We do not know the total number of shares of our Common Stock that ultimately will be purchased under the Plan or the prices at which such shares will be sold. We intend to use the net proceeds that we receive from the sale of any shares purchased directly from us for general corporate purposes. We will primarily use the net proceeds for financing the acquisition or origination of additional ARM assets. We may also use the proceeds for other general corporate purposes such as repayment of maturing obligations, redemption of outstanding indebtedness, financing the acquisition of assets other than ARM assets, capital expenditures and working capital. Pending any such uses, we may invest the net proceeds from the sale of any securities or may use them to reduce short-term indebtedness.

INDEMNIFICATION

     Our Articles of Incorporation obligate us to indemnify our directors and officers to the maximum extent permitted by Maryland law, as amended from time to time. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses that they actually incur in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, if the proceeding was one by or in the right of the corporation, the corporation may not indemnify any director who was adjudged to be liable to the corporation.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission (the “Commission”), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of reasonable expenses incurred or paid by a director or officer in the successful defense of any proceeding) is asserted by such director or officer in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LIMITATION OF LIABILITY

     The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our Articles of Incorporation provide for elimination of the personal liability of our directors and officers to us or our shareholders for money damages to the maximum extent permitted by Maryland law, as amended from time to time.

LEGAL OPINION

     Dechert LLP, Newport Beach, California will pass upon the validity of the Common Stock offered under the Plan. The opinion of counsel described under the heading “Federal Income Tax Considerations” is being rendered by Dechert LLP. Michael B. Jeffers, who is of counsel to Dechert LLP, is our Secretary, and as of July 30, 2004, owns 52,062 shares of Common Stock, and holds dividend equivalent rights for 63,671 shares and phantom stock rights for 27,008 shares. Mr. Jeffers also owns 1% of the equity interest of the Manager.

EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Commission under the Exchange Act. You may inspect and copy such reports, proxy statements and other information at the public reference facilities that the Commission maintains in the Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. This material can also be obtained from the Commission’s website at www.sec.gov. All reports, proxy statements and other information that we filed with the NYSE are also available at the offices of the NYSE (please call (212) 656-5060 for further information) or by visiting our website at www.thornburgmortgage.com. Information contained on our website is not, and should not be interpreted to be, a part of this prospectus.

     We have filed a registration statement, of which this prospectus is a part, under the Securities Act, covering the securities offered hereby. As allowed by Commission rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits thereto. We refer you to the registration statement and the accompanying exhibits for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed the documents listed below with the Commission under the Exchange Act and these documents are incorporated herein by reference:

•	Our Annual Report on Form 10-K/A for the year ended December 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	Our Current Report on Form 8-K filed on February 19, 2004;

•	Our Current Report on Form 8-K filed on March 22, 2004;

•	Our Current Report on Form 8-K filed on April 19, 2004;

•	The description of our Common Stock included in our registration statement on Form 8-A, as amended; and

•	The description of our preferred stock purchase rights included in our registration statement on Form 8-A, filed on March 19, 2001, and any amendments thereto.

     Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

     Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

     You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents which are not specifically incorporated by reference herein) without charge upon written or oral request to Investor Relations, at Thornburg Mortgage, Inc., 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501, telephone number (505) 989-1900, or by visiting our website.

SCHEDULE A

CALENDAR FOR CASH PURCHASES OF $10,000 OR LESS*

Cash Purchase Due Date	Cash Purchase Investment Date
August 18, 2004	August 27, 2004
September 17, 2004	September 28, 2004
October 18, 2004	October 27, 2004
November 17, 2004	November 26, 2004
December 20, 2004	December 29, 2004
January 18, 2005	January 27, 2005
February 14, 2005	February 24, 2005
March 17, 2005	March 29, 2005
April 18, 2005	April 27, 2005
May 18, 2005	May 27, 2005
June 17, 2005	June 28, 2005
July 18, 2005	July 27, 2005
August 18, 2005	August 29, 2005
September 19, 2005	September 28, 2005
October 18, 2005	October 27, 2005
November 16, 2005	November 28, 2005
December 19, 2005	December 28, 2005
January 18, 2006	January 27, 2006
February 14, 2006	February 24, 2006
March 20, 2006	March 29, 2006
April 17, 2006	April 26, 2006
May 18, 2006	May 29, 2006
June 19, 2006	June 28, 2006
July 18, 2006	July 27, 2006
August 18, 2006	August 29, 2006
September 18, 2006	September 27, 2006
October 18, 2006	October 27, 2006
November 16, 2006	November 28, 2006
December 18, 2006	December 27, 2006

CALENDAR FOR DIVIDEND REINVESTMENTS*

Record Date	Dividend Reinvestment Date
August 4, 2004	August 17, 2004
November 3, 2004	November 17, 2004
February 3, 2005	February 17, 2005
May 4, 2005	May 18, 2005
August 3, 2005	August 17, 2005
November 2, 2005	November 16, 2005
February 1, 2006	February 18, 2006
May 3, 2006	May 17, 2006
August 2, 2006	August 16, 2006
November 1, 2006	November 15, 2006

* These are anticipated dates, which are subject to change at our sole discretion.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Registration fees	$28,752
Listing fees	29,050
Legal fees and expenses*	25,000
Accounting fees and expenses*	10,000
Printing expenses*	8,500
Miscellaneous expenses*	10,000
Total expenses	$111,302

*estimated expenses

Item 15. Indemnification of Directors and Officers.

     Maryland General Corporation Law provides that a Maryland corporation may indemnify any present or former director or officer who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or employee benefit plan (“Affiliate”), that is made a party to any proceeding by reason of service in that capacity unless it is established that the act or omission of the Affiliate was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or the Affiliate actually received an improper personal benefit in money, property or services; or, in the case of any criminal proceeding, the Affiliate had reasonable cause to believe that the act or omission was unlawful. Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the Affiliate in connection with the proceeding, but if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the Affiliate shall be adjudged to be liable to the corporation. Such indemnification may not be made unless authorized for a specific proceeding after a determination has been made, in a manner prescribed by law, that indemnification is permissible in the circumstances because the Affiliate has met the applicable standard of conduct. The Affiliate must be indemnified for reasonable expenses, however, if he or she has been successful in the defense of the proceeding or as otherwise ordered by a court. The law also prescribes the circumstances under which a corporation may advance expenses to, or obtain insurance or similar coverage for, Affiliates.

     Our Articles of Incorporation provide for indemnification of our officers and directors and eliminate the personal liability of any of our directors or officers to us or our shareholders for money damages to the fullest extent permitted by Maryland law.

Item 16. Exhibits.

     The list of exhibits is incorporated by reference to the Exhibit Index on page II-5 of this registration statement.

Item 17. Undertakings.

     A. The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof)

which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

        (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirement of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Fe, New Mexico, on August 2, 2004.

THORNBURG MORTGAGE, INC.

By:	/s/ Larry A. Goldstone

Larry A. Goldstone
President and Chief Operating Officer

     Each person whose signature appears below hereby authorizes Garrett Thornburg and Larry A. Goldstone, and either of them, each with full power of substitution, as attorney-in-fact, to sign on his or her behalf, individually and in each capacity stated below, any amendment, including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Garrett Thornburg Garrett Thornburg	Chairman of the Board and Chief Executive Officer	August 2, 2004

/s/ Larry A. Goldstone Larry A. Goldstone	President, Chief Operating Officer and Director	August 2, 2004

/s/ Richard P. Story Richard P. Story	Executive Vice President, Chief Financial Officer and Director	August 2, 2004

/s/ Joseph H. Badal Joseph H. Badal	Executive Vice President, Single Family Residential Lending and Director	August 2, 2004

/s/ Anne-Drue M. Anderson Anne-Drue M. Anderson	Director	August 2, 2004

/s/ David A. Ater David A. Ater	Director	August 2, 2004

/s/ Eliot R. Cutler Eliot R. Cutler	Director	August 2, 2004

/s/ Ike Kalangis Ike Kalangis	Director	August 2, 2004

/s/ Owen M. Lopez Owen M. Lopez	Director	August 2, 2004

/s/ James H. Lorie James H. Lorie	Director	August 2, 2004

/s/ Francis I. Mullin, III Francis I. Mullin, III	Director	August 2, 2004

/s/ Stuart C. Sherman Stuart C. Sherman	Director	August 2, 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 filed with the registrant’s registration statement on Form S-11, which went effective on June 18, 1993)

3.1.1	Articles of Amendment to Articles of Incorporation dated June 29, 1995 (incorporated herein by reference to Exhibit 3.1 filed with the registrant’s quarterly report for the quarter ended June 30, 1995)

3.1.3	Amendment to Articles of Incorporation dated April 27, 2000 (incorporated herein by reference to Exhibit 3.1.3 filed on May 8, 2000 with the registrant’s quarterly report for the quarter ended March 31, 2000)

3.1.4	Articles Supplementary for Series B Cumulative Preferred Stock (incorporated herein by reference to Exhibit 3.1.4 filed on March 28, 2001 with the registrant’s annual report on Form 10-K for the year ended December 31, 2000)

3.1.5	Amendment to Articles of Incorporation dated April 29, 2002 (incorporated herein by reference to Exhibit 3.1.5 filed on May 14, 2002 with the registrant’s quarterly report for the quarter ended March 31, 2002)

3.2	Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 filed with the registrant’s registration statement on Form S-8 dated July 1, 1994)

3.2.1	Amendment to the Amended and Restated Bylaws of the Registrant dated July 15, 1999 (incorporated herein by reference to Exhibit 3.2.1.1 filed on November 12, 1999 with the registrant’s quarterly report for the quarter ended September 30, 1999)

3.2.2	Amendment to the Amended and Restated Bylaws of the Registrant dated October 22, 2001 (incorporated herein by reference to Exhibit 3.2.1.2 filed with the registrant’s current report on Form 8-K on October 30, 2001)

3.2.3	Amended and Restated Bylaws of the Registrant dated July 19, 2004*

4.1	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.3 filed on March 28, 2001 with the registrant’s annual report on Form 10-K for the year ended December 31, 2000)

4.2	Form of Preferred Stock Certificate for Series B Cumulative Preferred Stock (incorporated herein by reference to Exhibit 4.4 filed on March 28, 2001 with the registrant’s annual report on Form 10-K for the year ended December 31, 2000)

4.3	Form of Right Certificate (incorporated herein by reference to Exhibit 4.5 filed on March 28, 2001 with the registrant’s annual report on Form 10-K for the year ended December 31, 2000)

Exhibit Number	Exhibit Description
4.3.1	Shareholder Rights Agreement dated January 25, 2001 (incorporated herein by reference to Exhibit 10.8 filed on March 28, 2001 with the registrant’s annual report on Form 10-K for the year ended December 31, 2000)

4.3.2	Agreement of Substitution and Amendment of Shareholder Rights Agreement, dated May 9, 2002 (incorporated herein by reference to Exhibit 10.9 filed with the registrant’s registration statement on Form S-3, filed on August 23, 2002)

5.1	Opinion of Dechert LLP*

8.1	Opinion of Dechert LLP regarding tax matters (included in Exhibit 5.1)*

23.1	Consent of Dechert LLP (included in Exhibit 5.1)*

23.2	Consent of PricewaterhouseCoopers LLP*

24.1	Power of Attorney (included on signature page)*

99.1	Dividend Reinvestment and Stock Purchase Plan Brochure*

99.2	Authorization Form*

99.3	Request for Waiver Form*

99.4	Authorization Form for Waiver Program Participants*

* Being filed herewith.